Via Facsimile and U.S. Mail
Mail Stop 4720

July 23, 2009

Mr. Paul Herendeen
Executive Vice President and Chief Financial Officer
Warner Chilcott Limited
Gibbons Building
10 Queen Street, Suite 109 – First Floor
Hamilton HM11, Bermuda

Re: **Warner Chilcott Limited**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Definitive Proxy on Schedule 14A filed April 8, 2008
        File No. 001-33039

Dear Mr. Herendeen:

        We have reviewed your May 27, 2009 response to our May 6, 2009 letter and
have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1. We note your response to comment one and continue to believe that the
    Settlement Agreement may be material as it eliminated Watson's generic product
    from the market until 2014 or until another generic version of Loestrin 24 FE
    enters the market. Since 21.2% of your revenues are attributable to sales of
    Loestrin 24 FE, you appear to be dependent on this product. Please file the
    Settlement Agreement or provide us with an analysis supporting your
    determination that you are not substantially dependent on the agreement. Your
    analysis should discuss the effect of eliminating the competitor from the market
    and your market share as a result of the Settlement Agreement.

2. We note your response as to your agreements with Mayne and LEO Pharma. As more than 10% of your revenues are derived from the sale of Doryx, we believe you should continue to exhibit your agreement with Mayne, and to file as exhibits all subsequent amendments, as this agreement appears to us to be material to your net revenues. Additionally, confirm that you will disclose your term and termination provisions in future filings.

Financial Statements

Note 15 - Income Taxes, page F-28

3. Please refer to prior comment four. Please revise your disclosure to include the cumulative amount of the underlying temporary difference as required by paragraph 44(b) of SFAS 109.

4. Please refer to prior comment five. Please revise your disclosure to clarify that the material change in your unrecognized tax benefits during the year ended December 31, 2008 relates to the $44.1 million settlement payment under the Advanced Pricing Agreement with the IRS.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 5

5. We note your response with regard to the performance goals established for each Named Executive Officer. Please confirm that you will discuss the extent to which each NEO met their individual goals and how this achievement or lack thereof impacted the Compensation Committee's compensation decisions. For example, which goals were met or not met and how was this information used to determine the performance-based multipliers.

General

6. Your response did not include the statement that we requested the company to provide in our May 6, 2009 letter. In connection with responding to our comments, please provide a statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant